UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number 001-41095

IMPERIAL PETROLEUM INC.
(Translation of registrant’s name into English)

331 Kifissias Avenue, Kifissia 4561 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files
or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2026

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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This report on Form 6-K, including exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2026

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigenia Sakellari
Name:	Ifigenia Sakellari
Title:	Chief Financial Officer